Exhibit 99.1

Aurora Cannabis Announces Fiscal 2027 First Quarter Results

NASDAQ | TSX: ACB

•	Delivers Net Revenue of $67.6 million, including a 17% YoY Increase in International Medical Cannabis Net Revenue
•	Safari Flower Company Receives Three-Year EU-GMP Certification, Strengthens Ability to Supply Growing, High-Margin International Medical Cannabis Markets
•	Maintains Strong Balance Sheet with $149.1 million of Cash, Cash Equivalents[2]and Short-Term Investments with no Debt

EDMONTON, AB, Aug. 5, 2026 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), a leading Canada-based global medical cannabis company, today announced its financial and operational results for the first quarter 2027 ending June 30, 2026.

FY27 Q1 Earnings

"We remain confident in our commercial execution, supported by our genetics program and regulatory and operational expertise which underpin our leadership in Canada, Germany, Poland, Australia, and New Zealand. These competitive advantages support our strategy to invest further in EU-GMP manufacturing capacity so that we can supply growing international markets for medical cannabis and thereby maintain and expand our market share," said Executive Chairman and Chief Executive Officer for Aurora, Miguel Martin.

"The first quarter reflects our continued strength, as we delivered international revenue growth and leading adjusted gross margins1, anchored by a cost structure designed to support topline growth. In the second quarter, we expect both revenue and Adjusted EBITDA1 to improve sequentially, driven by increasing global patient demand for medical cannabis," concluded Mr. Martin.

[1] This news release includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.
[2] Cash and Cash Equivalents refers to cash, restricted cash and cash equivalents.

First Quarter 2027 Highlights

(Unless otherwise stated, comparisons are made between fiscal Q1 2027 and Q1 2026 results and are in Canadian dollars)

On February 17, 2026, the Company completed the divestiture of its 50.1% ownership interest in Bevo Agtech Inc. ("Bevo"). As such, Bevo has been excluded from the Company's comparative figures, due to its classification as a discontinued operation.

Consolidated Revenue and Adjusted Gross Profit:
Total net revenue was $67.6 million, as compared to $74.1 million in the prior year period. The 9% decrease was mainly due to lower quarterly net revenue in Canadian medical cannabis and the wind down in consumer cannabis, offset by higher net revenue in international medical cannabis and wholesale bulk cannabis.

Consolidated adjusted gross margin before fair value adjustments1 was 58% and 64% in the prior year period. Adjusted gross profit before FV adjustments1 was $39.5 million compared to $47.7 million in the prior year period.

Medical Cannabis:
Medical cannabis net revenue was $64.0 million, as compared to $64.8 million in the prior year period, a 1% decrease.

Canadian medical cannabis net revenue1 was $20.7 million, as compared to $27.7 million in the prior year period. The 25% decrease was mainly due to changes in the federal reimbursement program effective April 1, 2026, which lowered reimbursement rates by approximately 30%.

International medical cannabis net revenue increased to $43.3 million from $37.1 million in the prior year period. The 17% increase was mainly due to higher sales in Germany driven by increased patient demand.

Adjusted gross margin before fair value adjustments1 on medical cannabis net revenue1 was 61% as compared to 69% in the prior year

period.The year-over-year decrease was mainly due to changes to the federal reimbursement program effective April 1, 2026, which decreased reimbursement rates by approximately 30%.

Consumer Cannabis:
Aurora's consumer cannabis net revenue was $2.1 million, compared to $7.9 million in the prior year period. The decrease was due to our strategic shift to focus on Canadian and international medical cannabis and wind down our consumer cannabis business.

Adjusted gross margin before fair value adjustments1 on consumer cannabis net revenue1 was 20%, compared to 33% in the prior year period. The decrease was mainly due to the company selling products at reduced prices to reduce inventory impairments related to the wind down of the consumer channel.

Adjusted Selling, General and Administrative ("Adjusted SG&A"):
Adjusted SG&A1 was $35.1 million, compared to $36.1 million in the prior year period.

Net Income (Loss):

Net loss from continuing operations was $4.0 million, compared to $10.2 million for the prior year period. The decrease in net loss from continuing operations of $6.2 million was a combination of an increase in gross profit of $2.1 million, a decrease in operating expenses of $1.1 million and an increase in other income of $3.4 million. The increase in gross profit includes an increase in gain on changes in fair value of biological assets of $12.6 million, partially offset by a decrease in net revenue of $6.5 million.

Adjusted Net Income:
Adjusted net income1 was $3.8 million compared to $6.6 million for the prior year period. The decrease of $2.8 million was mainly due to a decrease in adjusted gross profit before fair value adjustments of $8.3 million, partially offset by a decrease in adjusted SG&A of $1.0 million and an increase in other income of $3.4 million.

Adjusted EBITDA:
Adjusted EBITDA1 was $3.4 million compared to $10.8 million for the prior year period. The decrease of $7.4 million was mainly due to a decrease of $8.3 million in adjusted gross profit before fair value adjustments partially offset by a decrease in adjusted SG&A of $1.0 million.

Free Cash Flow:
Free cash flow was an outflow $5.8 million compared to an inflow $6.8 million in the prior year period. The decrease in free cash flow of $12.6 million was primarily due to a decrease in gross profit before fair value adjustments of $9.7 million.

Safari Flower Company Acquisition:
The accretive acquisition of Safari Flower Company ("Safari"), which closed on April 14, 2026, provides us with a 59,000 square foot EU-GMP certified indoor cultivation and manufacturing facility, adding critical EU GMP capacity to support further revenue growth in the expanding, high margin international markets.

This incremental capacity is expected to improve product availability and speed to market, while also reducing reliance on third-party suppliers, which should help drive top line growth. We intend to invest approximately $3.5 million over the next three years in growth capital improvements to drive operational efficiencies and maximize cultivation output to deliver reduced manufacturing costs and higher margins.

On July 23, 2026, we announced that Safari received its EU-GMP certification for its Ontario facility, which is granted for a three-year term. For further information relating to this transaction please refer to the 'Investing Activities' section of the FY27 Q1 MD&A.

Fiscal Full Year 2027 Outlook (Unchanged):
Our reiterated outlook now capitalizes on the strategic decisions taken to exit our low margin Canadian Consumer and Plant Propagation businesses, which will allow the Company to reallocate resources to focus exclusively on global medical cannabis. We believe this is our highest return and growth opportunity to create shareholder value.

Over the next few quarters, we are purposely investing in our international business through strategic sales initiatives and EU-GMP capacity expansion to support growth in our most profitable markets. This includes our new wholly owned subsidiary, Safari Flower Company, a trusted cultivator and manufacturer of high-quality medical cannabis, which provides incremental capacity to support further revenue growth in our key high margin international markets.

These investments support our goal of driving the business to new records for revenue and adjusted EBITDA and generate sustained returns for our shareholders in the long term.

In the fiscal second quarter, we expect revenue and adjusted EBITDA to be sequentially higher than in the fiscal first quarter.

Key Quarterly Financial Results

($ thousands)	Three months ended
	June 30, 2026	June 30, 2025
Financial Results
Net revenue (1)	67,554	74,076
Medical cannabis net revenue(2)	64,036	64,768

Gross profit	35,622	33,528
Gross profit before fair value ("FV") adjustments (1)	29,192	38,849
Gross margin (3)	53%	45%
Gross margin before FV adjustments (3)	43%	52%
Adjusted gross margin before FV adjustments on total net revenue (4)	58%	64%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (4)	61%	69%

Operating expenses	44,353	45,470
General and administration	24,602	26,872
Sales and marketing	15,591	14,455
Adjusted selling, general & administration expense ("adjusted SG&A")(4)	35,084	36,095
Other income (expenses)	5,101	1,685

Net loss from continuing operations	(4,033)	(10,186)
Net income (loss) from discontinued operations, net of taxes	-	(9,679)
Net loss	(4,033)	(19,865)
Adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") (4)	3,443	10,815
Adjusted net income (4)	3,811	6,598

Net cash provided by (used in) operating activities from continuing operations	(4,446)	7,679

Free cash flow (4)	(5,793)	6,772

(1)	As presented in the interim condensed consolidated statements of loss and comprehensive loss.
(2)	See "Net Revenue" section in the MDA.
(3)	Gross margin and Gross margin before FV adjustments, respectively, are calculated as gross profit and gross profit before FV adjustments, respectively, divided by net revenue.
(4)	These terms are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A, including information on reconciliation to the most directly comparable IFRS measure. See "Non-GAAP Measures" below for reconciliations of non-GAAP financial measures to GAAP financial measures.

Conference Call

Aurora will host a conference call today, Wednesday, August 5, 2026, to discuss these results. Miguel Martin, Chief Executive Officer, and Simona King, Chief Financial Officer, will host the call starting at 8:00 a.m. Eastern time | 6:00 a.m. Mountain Time. A question and answer session will follow management's presentation.

DATE:	Wednesday, August 5, 2026
TIME:	8:00 a.m. Eastern Time | 6:00 a.m. Mountain Time
WEBCAST:	Click Here

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's fiscal 2027 first quarter results;

competitive advantages, including but not limited to commercial execution, genetics, and regulatory and operational expertise; the Company's leadership in Canada, Germany, Poland, Australia, and New Zealand; the Company's ability to invest further in EU GMP manufacturing capacity; the Company's ability to continue to supply growing international medial cannabis markets; growth opportunities; expectations for improvements in revenue, Adjusted EBITDA, and increased global patient demand for medical cannabis; the acquisition of Safari Flower Company and related benefits for the Company, including increased supply to international markets and reduced reliance on third party purchases; the Company's planned investment in growth capital improvements to improve operational efficiencies and to maximize cultivation output; statements made under the heading "Fiscal Full Year 2027 Outlook (Unchanged)", including but not limited to, statements regarding the reallocation of resources to focus on global medical cannabis, the Company's planned investment in the international business through strategic sales initiatives and EU-GMP capacity expansion to support growth in its most profitable markets, and expectations for those efforts to help offset the impact of margin reductions in the Canadian medical business; and expectations for revenue and Adjusted EBITDA in the fiscal 2027 second quarter.

These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis ,and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 11, 2026 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the FY27 Q1 MD&A is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the U.S. Securities and Exchange Commission's (the "SEC") EDGAR website at www.sec.gov.

Net Revenue, Adjusted Gross Profit and Margin

Net revenue, adjusted gross profit before FV adjustments, and adjusted gross margin before FV adjustments are Non-GAAP

Measures and can be reconciled with revenue, gross profit and gross margin, the most directly comparable GAAP financial measures, respectively, as follows:

($ thousands)	Three months ended
	June 30, 2026	June 30, 2025
Medical cannabis net revenue:
Canadian medical cannabis net revenue	20,699	27,674
International medical cannabis net revenue	43,337	37,094
Total medical cannabis net revenue	64,036	64,768
Consumer cannabis net revenue	2,060	7,875
Wholesale bulk cannabis net revenue	1,458	1,433
Total net revenue(1)	67,554	74,076

(1)	As presented in the interim condensed consolidated statements of loss and comprehensive loss.

Adjusted EBITDA

The following is the Company's adjusted EBITDA:

($ thousands)	Three months ended
	June 30, 2026	June 30, 2025 (3)
Net loss from continuing operations	(4,033)	(10,186)
Income tax expense (recovery)	403	(71)
Other income	(5,101)	(1,685)
Share-based compensation	693	2,186
Depreciation and amortization	3,427	3,560
Business development costs	1,589	361
Inventory and biological assets fair value and impairment adjustments	1,356	11,418
Business transformation costs (1)	5,109	5,232
Adjusted EBITDA (2)	3,443	10,815

(1)	Business transformation related charges include costs related to restructuring, certain IT project costs, sublease income, severance and retention costs in connection with the consumer channel exit, and legal provisions.
(2)	Adjusted EBITDA is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A, including information on reconciliation to the most directly comparable IFRS measure.
(3)	Prior period comparatives were adjusted to include the adjustments for markets under development, business transformation costs and non-recurring charges related to non-core bulk cannabis wholesale to be comparable to the current period presentation.

Adjusted Net Income

The following is the Company's adjusted net income (loss):

($ thousands)	Three months ended
	June 30, 2026	June 30, 2025
Net income (loss) from continuing operations	(4,033)	(10,186)
Inventory and biological assets fair value and impairment adjustments	1,356	11,418
Business development costs	1,589	361
Business transformation costs (1)	4,899	5,005
Adjusted net income (2)	3,811	6,598

(1)	Business transformation related charges include costs related to restructuring costs, certain IT project costs, severance and retention costs in connection with the consumer channel exit, and legal provisions.
(2)	Adjusted net income is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A, including information on reconciliation to the most directly comparable IFRS measure.

Adjusted SG&A

Adjusted SG&A is a Non-GAAP Measure and can be reconciled with sales and marketing and general and administrative expenses, the most directly comparable GAAP financial measure, as follows:

	Three months ended
($ thousands)	June 30, 2026	June 30, 2025
General and administration	24,602	26,872
Sales and marketing	15,591	14,455
Business transformation costs (2)	(5,109)	(5,232)
Adjusted SG&A (1)	35,084	36,095

(1)	Adjusted SG&A is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A, including information on reconciliation to the most directly comparable IFRS measure..
(2)	Business transformation related charges include costs related to restructuring, certain IT project costs, sublease income, severance and retention costs in connection with the consumer channel exit, and legal provisions.

Free Cash Flow

The table below outlines free cash flow for the periods ended:

	Three months ended
($ thousands)	June 30, 2026	June 30, 2025
Net cash provided by (used in) operating activities from continuing operations	(4,446)	7,679
Less: maintenance capital expenditures(1)	(1,347)	(907)
Free cash flow(2)	(5,793)	6,772

(1)	Maintenance capital expenditures includes the costs to sustain facilities, machinery and equipment in working order to support operations and excludes discretionary investments for revenue growth.
(2)	Free cash flow is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the MD&A, including information on reconciliation to the most directly comparable IFRS measure.

Working Capital

Working capital is a Non-GAAP Measure and can be reconciled with total current assets and total current liabilities, the most directly comparable GAAP financial measure, as follows:

($ thousands)	Three months ended
	June 30, 2026	June 30, 2025
Total current assets	393,449	465,301
Total current liabilities	(73,429)	(156,885)
Working capital	320,020	308,416

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For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:02e 05-AUG-26